UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             FORM 12B-25

                   Commission File Number 000-24999



                       NOTIFICATION OF LATE FILING

 (Check One):

 ( )  Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X) Form 10-Q ( ) Form N-SAR

  For the Period Ended:  September 30, 1999

 ( ) Transition Report on Form 10-K    ( ) Transition Report on Form 20-F
 ( ) Transition Report on Form 11-K    ( ) Transition Report on Form 10-Q
 ( ) Transition Report on Form N-SAR

For the Transition Period Ended:   _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________

_________________________________________________________________________




                                PART I

                         REGISTRANT INFORMATION


                            LOTUS PACIFIC, INC.
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                         Full Name of Registrant


                     200 Centennial Avenue, Suite 201
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            Address of Principal Executive Office (Street and Number)


                       Piscataway, New Jersey 08854
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                         City, State and Zip Code





                                 PART II

                         RULES 12B-25 (B) and (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check appropriate box)

 ( )  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 ( )  (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
            10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ( )  (c)   The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.



                                   Part III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is needed to prepare a complete and accurate report because one of the Company's subsidiaries needed more time to reconcile inventory and complete the calculation of deferred compensation. The "management's Discussion and Analysis" Section of the report needs to be finalized based on the financial information of the Company's subsidiaries. The report will be filed as soon as possible and no later than the fifth day following its original due date.



                                   PART IV

                               OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification


Mr. Jeremy Wang
Lotus Pacific, Inc.
200 Centennial Avenue, Suite 201
Piscataway, New Jersey 08854                    (732) 885-0100
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        (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                  (x) Yes   ( ) No

(2) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
(X)  Yes   ( ) No.

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                NARRATIVE

During the three-month period ended September 30, 2000, the Company's revenues were $99.9 million as compared to revenues for the corresponding three-month period ended September 30, 1999 of $11.2 million. The change represented increase of $88.4 million, or 790%, for the quarter ended September 30, 2000 over the same quarter of the previous year.



                            Lotus Pacific, Inc.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 13, 2000      By   /s/Jeremy Wang
                                 --------------------------------
                                     Jeremy Wang, President